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16013887

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT *
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMUNDI DISTRIBUTORS USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 SOUTH MANGUM ST.
(No. and Street)

DURHAM (City) NC (State) 27701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER MILLER 919-967-7221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LTD
(Name – *if individual, state last, first, middle name*)

3 BERMUDIANA ROAD (Address) HAMILTON (City) BERMUDA (State) HM11 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG AM

OATH OR AFFIRMATION

I, STEPHEN EASON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMUNDI DISTRIBUTORS USA, LLC, as of FEBRUARY 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen A Eason
Signature

CEO
Title

Lynne D. McMannen
Notary Public
LYNNE D. MCMANNEN
DURHAM COUNTY
NORTH CAROLINA
My commission expires 5-2-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

Amundi Distributors USA, LLC
Year Ended December 31, 2015
With Report of Independent Registered
Public Accounting Firm

Amundi Distributors USA, LLC

Audited Statement of Financial Condition

Year Ended December 31, 2015

Contents

EY
Building a better working world

Ernst & Young Ltd.
#3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Main tel: +1 441 295 7000
Fax: +1 441 295 5193

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Amundi Distributors USA, LLC

We have audited the accompanying statement of financial condition of Amundi Distributors USA, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amundi Distributors USA, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the financial statements, the Member's Equity balance of the 2014 Statement of Financial Condition has been restated to correct a misstatement related to the under accrual of fee revenue. Our opinion is not modified with respect to this matter.

Ernst & Young Ltd.

February 26, 2016

Amundi Distributors USA, LLC

Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2015

Assets	
Current assets:	
Cash	$ 2,923,954
Accounts receivable from affiliates	130,824
Prepaid expenses and other assets	54,612
Total current assets	3,109,390
Total Assets	$ 3,109,390
Liabilities and member's equity	
Current liabilities:	
Accounts payable and other accrued expenses	$ 319,915
Payable to affiliates	14,244
Total current liabilities	334,159
Accrued deferred bonuses	94,777
Total liabilities	428,936
Member's Equity:	
Member's capital	4,500,100
Deficit	(1,819,646)
Total member's equity	2,680,454
Total liabilities and member's equity	$ 3,109,390

See accompanying notes which are an integral part of this Statement of Financial Condition.

Amundi Distributors USA, LLC

Notes to Statement of Financial Condition

(Expressed in United States Dollars)

December 31, 2015

1. Organization and Nature of Business

Amundi Distributors USA, LLC (the "Company") is a registered broker-dealer incorporated and formed in the state of Delaware on August 25, 2009. The Company was registered with the Securities and Exchange Commission (the "SEC") on November 29, 2010 and the Financial Industry Regulatory Authority ("FINRA") on November 29, 2010 and commenced operations on November 29, 2010. On April 1, 2012, the Company converted from a Delaware corporation to a Delaware limited liability company and was renamed Amundi Distributors USA, LLC.

The Company is a wholly owned subsidiary of Amundi USA Inc. ("USA Inc."), a registered Delaware-based corporation. USA Inc. is a wholly owned subsidiary of Amundi S.A., a corporation based in Paris, France.

The Company provides its clients and counterparties with services in connection with securities transactions. It engages in the private placements of investment funds sponsored by various affiliated entities primarily to US and foreign institutional investors. With respect to investment funds sponsored by its U.S. affiliates, the Company will provide these services to primarily institutional clients who are Accredited Investors within the meaning of Regulation D under the Securities Act of 1933, as amended (the Securities Act) or Qualified Institutional Buyers as defined in Rule 144A under the Securities Act, and who may also be Qualified Purchasers within the meaning of Section 3(c)(7) of the Investment Company Act of 1940, as amended. With respect to investment funds sponsored by its foreign affiliates, the Company acts as an intermediary to large U.S. based financial institutions who distribute such products in reliance upon Regulation S under the Securities Act of 1933. It markets funds managed by related parties and does not act as a market maker nor hold customer accounts. It receives a portion of the fees received from the related parties through a transfer pricing agreement.

Amundi Distributors USA, LLC

Notes to Statement of Financial Condition (continued)
(Expressed in United States Dollars)

2. Significant Accounting Policies

Basis of Accounting - The accompanying Statement of Financial Condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB"). The following is a summary of significant accounting policies followed by the Company in the preparation of its Statement of Financial Condition.

Use of Estimates - The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, and expenses and related disclosures. Actual results could differ from these estimates and assumptions.

Cash - Cash represents funds deposited with one financial institution that can be withdrawn without restriction. At December 31, 2015, there was $2,923,954 held at Citibank N.A.

Foreign Currency Translation - Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Statement of Financial Condition date. Income and expenses denominated in foreign currency incurred throughout the year are translated at the time the income or expense is recorded. Any foreign currency gain or loss incurred due to a change in currency valuations are recorded based on the current exchange rates.

Investment Valuation – The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC 825-10 approximates the carrying amounts presented in the Statement of Financial Condition. The Company does not hold any financial instruments subject to fair value measurements.

Amundi Group Bonus Deferral Policy - Bonuses paid to employees are subject to the Amundi Group Deferral Bonus policy. Limits are defined annually such that if an employee's bonus falls within those limits, a percentage of the bonus is deferred. The deferred amount vests equally over a period of three years and is subject to the performance of the Amundi Group. As of December 31, 2015, $94,777 has been deferred.

(Expressed in United States Dollars)

2. Significant Accounting Policies (continued)

Revenue Recognition – Revenues derived from fees received by related parties are recorded when services are rendered and in accordance with the applicable transfer pricing agreements in effect between the related parties. The revenues are generally net of any third party distributor rebates that are the obligations of a related party.

Expenses - Expenses are accounted for on an accrual basis.

Income Taxes - As of April 1, 2012, the Company is considered a disregarded entity for tax purposes, and its activity is reported on the federal, state, and local tax returns of USA Inc.

The Company recognizes and measures its unrecognized tax benefits and unrecognized tax liabilities in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits and unrecognized tax liabilities is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2015, the Company did not have any unrecognized tax benefits or unrecognized tax liabilities.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense on the Statement of Operations. As of December 31, 2015, there was no interest or penalties.

Recent Accounting Pronouncement - In August 2014, the FASB issued Accounting Standard Update No. 2014-15, "Presentation of Financial Statements – Going Concern." The guidance requires companies to evaluate whether there are conditions and events that raise substantial doubt about their ability to continue as a going concern within one year after the financial statements are issued. The guidance is effective for annual periods ending after December 15, 2016. At this time, management is currently evaluating the impact the update will have on its financial statements.

(Expressed in United States Dollars)

3. Related-Party Transactions

The Company is part of a Transfer Pricing Agreement which outlines how the Company and related parties are to apportion revenues received. The Company currently receives a percentage of management fees received from related parties for investments that they service and/or maintain client relationships with. Total receivables as of December 31, 2015, attributable to this Transfer Pricing Agreement are $130,824.

In the normal course of business, the Company engages in various transactions with affiliated companies. These transactions include, but are not limited to, administrative services, employee benefits and payroll administration, office expenses, office space rental, IT, and telephone service. The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their share of the external invoice.

Effective January 1, 2015 the Company entered into an Amended and Restated Expense Sharing Agreement with Amundi Smith Breeden ("ASB"). Under the terms of the Amended and Restated Expense Sharing Agreement, the Company is charged the rent for the office space based on the monthly rent paid by ASB and allocated each month on a pro rata headcount basis and is also charged for shared staff costs and general office expenses. No amounts remained payable to ASB at December 31, 2015.

The Company monitors and maintains records of shared expenses in line with SEC Rule 17a-3(a)(1) and 17a-3(a)(2).

Employees of the Company are provided with corporate credit cards through the ASB corporate program. Expenses incurred by Company employees are recorded as a payable to ASB and the payable is cleared monthly when expense reports are completed. At December 31, 2015 the Company has a payable to ASB for $9,070, which is the amount incurred by employees on corporate cards during the month of December and other miscellaneous expenses.

(Expressed in United States Dollars)

3. Related-Party Transactions (continued)

The following amounts related to transactions with affiliates are included in the accompanying Statement of Financial Condition:

	Assets	Liabilities
Amundi Luxembourg	$ 118,132	($5,174)
Amundi Smith Breeden	9,338	(9,070)
Amundi Paris	3,354	–
Total from / (to) affiliates	$130,824	($14,244)

4. Member's Equity

The Company is owned 100% by USA Inc.

5. Correction of Prior Period Accounting Error

The Company's revenues for the period ending December 31, 2014 were understated by $85,438. This revenue amount was due to a clerical foreign exchange translation error by Amundi Luxembourg SA and an understatement of estimated fourth quarter transfer pricing revenue from Amundi Luxembourg SA. The Company has corrected this error and the previously issued Statement of Financial Condition was restated.

The following amounts related to this correction are as follows:

	Deficit
Balance before restatement, as of December 31, 2014	($2,210,726)
Restatement - correction of an error	85,438
Balance after restatement, as of December 31, 2014	($2,125,288)

(Expressed in United States Dollars)

6. Net Capital Requirements

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1. The Company has elected to use the basic calculation method, permitted by the Uniform Net Capital rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as defined.

At December 31, 2015, the Company's minimum net capital under the Uniform Net Capital rule 15c3-1 was $28,596. The amount in excess of the minimum amount required by the Uniform Net Capital Rule 15c3-1 was $2,466,422.

7. Subsequent Events

Management has assessed subsequent events through February 26, 2016, the date which the financial statements were available for issue. Management has determined that there are no material events that require disclosure in the Statement of Financial Condition.

Building a better working world

Ernst & Young Ltd.
#3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Main tel: +1 441 295 7000
Fax: +1 441 295 5193

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Amundi Distributors USA, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Amundi Distributors USA, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Amundi Distributors USA, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Amundi Distributors USA, LLC's management is responsible for Amundi Distributors USA, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

EY
Building a better working world

Ernst & Young Ltd.
#3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Main tel: +1 441 295 7000
Fax: +1 441 295 5193

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Amundi Distributors USA, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Amundi Distributors USA, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd.

February 26, 2016

Amundi Distributors USA, LLC's Exemption Report

Amundi Distributors USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Amundi Distributors USA, LLC

I, Stephen A. Eason, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Stephen A. Eason

Name: Stephen A. Eason

Title: Chief Executive Officer

February 26, 2016